Exhibit 99.1

May 19, 2014

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend an Annual General Meeting of Shareholders of Wix.com Ltd. (the “Meeting”), to be held on Thursday, June 26, 2014 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our Board of Directors recommends that you vote FOR all of the proposals listed in the Notice.

Only shareholders of record at the close of business on May 27, 2014 are entitled to notice of and vote at the Meeting.

Whether or not you plan to attend the Annual General Meeting, it is important that your Ordinary Shares be represented and voted at the Annual General Meeting.  Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely, AVISHAI ABRAHAMI Chairman of the Board of Directors

Notice of Annual General Meeting of Shareholders

June 26, 2014

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend an Annual General Meeting of Shareholders of Wix.com Ltd., to be held on Thursday, June 26, 2014 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel (the telephone number at that address is +972-3-545-4900).

The following matters are on the agenda for the Meeting:

(1)	to re-elect Adam Fisher as a Class I director to serve until the 2017 annual meeting of shareholders;

(2)	as required by Israeli law, to adopt our executive and director compensation policies; and

(3)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2014 – Israeli law requires that we ask you, on an annual basis, to approve our auditors; when this proposal is raised, you will also be invited to discuss our 2013 consolidated financial statements.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on May 27, 2014.  You are also entitled to vote at the Meeting if you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on May 27, 2014, or which appears in the participant listing of a securities depository on that date.

You can vote your Ordinary Shares by attending the Meeting or by completing and signing the proxy card attached hereto.

Our Board recommends that you vote FOR each of the above proposals, which are described in the Proxy Statement.

Each Ordinary Share is entitled to one vote upon each of the proposals to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals.  In addition, a special majority vote will be required for approval of proposal No. 2.  In order to approve proposal No. 2, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the adoption of the compensation policies, not taking into consideration abstentions, or the total shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of our outstanding Ordinary Shares.

This notice is being sent to shareholders of record, in accordance with the requirements of the Israeli Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000, and our Articles of Association.  A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is attached hereto.  Shareholders may also review the proxy statement on our company’s website at http://investors.wix.com/annuals-proxies.cfm or at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, upon prior notice and during regular working hours (telephone number: +972-3-545-4900) until the date of the Meeting.  Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card.  If voting by mail, the proxy card must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

May 19, 2014

By Order of the Board of Directors, AVISHAI ABRAHAMI Chairman of the Board of Directors

Proxy Statement
______________

Annual General Meeting of Shareholders

June 26, 2014

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Wix.com Ltd. to be voted at an Annual General Meeting of shareholders, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of shareholders.  The Meeting will be held on Thursday, June 26, 2014 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available to holders of Wix Ordinary Shares, on or about May 19, 2014.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on May 27, 2014.  You are also entitled to vote at the Meeting if you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on May 27, 2014, or which appears in the participant listing of a securities depository on that date.  You can vote your Ordinary Shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your Ordinary Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)	to re-elect Adam Fisher as a Class I director to serve until the 2017 annual meeting of shareholders;

(2)	as required by Israeli law, to adopt our executive and director compensation policies; and

(3)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2014 – Israeli law requires that we ask you, on an annual basis, to approve our auditors; when this proposal is raised, you will also be invited to discuss our 2013 consolidated financial statements.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On May 18, 2014, we had a total of 37,667,337 Ordinary Shares issued and outstanding.  Each Ordinary Share outstanding as of the close of business on the record date is entitled to one vote upon each of the proposals to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment.  At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  If you are a beneficial owner, your bank, broker or other holder of record may be permitted to vote your shares on some or all of the proposals described in this Proxy Statement even if the record holder does not receive voting instructions from you.  In other cases, the record holder may not vote on any of the shareholder proposals absent instructions from you and, without your voting instructions, a broker non-vote will occur.  Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Vote Required for Approval of each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals.

In addition, a special majority vote will be required for approval of proposal No. 2.  In order to approve proposal No. 2, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the adoption of the compensation policies, not taking into consideration abstentions, or the total shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of our outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the approval of proposal No. 2.

Under Israel’s Companies Law, 5759-1999, in general, a person will be deemed to be a “controlling shareholder” if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a “personal interest” if a company, other than Wix, that is affiliated to you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our Ordinary Shares.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card.  Attached is the proxy card for the Meeting that is being solicited by our Board.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, or our registrar and transfer agent receives it in the enclosed envelope not later than twenty-four (24) hours before the time fixed for the Meeting on June 26, 2014.

If you provide specific instructions (by marking a box) with regard to the proposals, your Ordinary Shares will be voted as you instruct.  If you sign and return your proxy card or voting instruction card without giving specific instructions your shares will be voted in favor of the proposal in accordance with the recommendation of the Board.  In either case, you must remember to indicate in writing (by responding to Item 2(a).A and/or Item 2(b).A on the proxy card or voting instruction card) whether you are a controlling shareholder or have a personal interest in the approval of any of the executive compensation policies discussed in proposal No. 2.  The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting.

If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name”, and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.  Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Ordinary Shares.

Where a beneficial owner has executed and returned a proxy card or voting instruction card, but has not provided voting instructions with respect to a proposal, a broker may not be permitted to instruct the depositary to cast a vote with respect to the proposal (commonly referred to as a “broker non-vote”).  In that circumstance, the Ordinary Shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on such proposal.  Such Ordinary Shares have no impact on the outcome of the voting on such proposal.

Who Can Vote

You are entitled to be notified about the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on May 27, 2014.  You are also entitled to be notified about the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on May 27, 2014, or which appear in the participant listing of a securities depository on that date

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of New York, New York, you are considered, with respect to those shares, the shareholder of record.  In such case, these proxy materials are being sent directly to you.  As the shareholder of record, you have the right to grant your voting proxy directly to the General Counsel of the Company or to vote in person at the Meeting.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, Attn: Eitan Israeli, Secretary at least two hours prior to the time of the Meeting canceling the proxy; (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairperson of the Meeting; or (iii) by attending and voting in person at the Meeting.  Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about May 19, 2014.  Certain officers, directors, employees and agents of Wix, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our website, www.wix.com.  The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF
 CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of Ordinary Shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding Ordinary Shares, and (ii) all of our directors and executive officers as a group, as of May 18, 2014.  Except as otherwise set forth below, the street address of the beneficial owners is c/o Wix.com Ltd., 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percentage of Ownership (2)
Entities affiliated with Mangrove Capital Partners (3)	8,247,790	21.9%
Entities affiliated with Bessemer Venture Partners (4)	7,935,978	21.1%
Benchmark Capital Partners (5)	3,907,029	10.4%
Entities affiliate with Insight Venture Partners (6)	3,735,455	9.9%
T. Rowe Price Associates, Inc. (7)	1,994,900	5.3%
All executive officers and directors as a group (13 persons) (8)	15,891,849	39.5%
_____________

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table, and to restricted share units (RSUs) that are exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 37,667,337 Ordinary Shares issued and outstanding as of May 18, 2014.

(3)
Shares beneficially owned consist of 8,110,689 shares held by Mangrove II Investments Sarl and 123,301 shares held by Mangrove Partners SCSp. Mangrove II Investments Sarl is a limited liability company incorporated and organized under the laws of Luxembourg. Mangrove II S.C.A. SICAR is the owner of 100% of the share capital of Mangrove II Investments Sarl. Mangrove II S.C.A. SICAR is a fund incorporated and organized under the laws of Luxembourg in the form of a partnership limited by shares and regulated by the Luxembourg CSSF (Commission de Surveillance du Secteur Financier). Mangrove II S.C.A. SICAR is managed by Mangrove II Management S.A., a limited liability company incorporated and organized under the laws of Luxembourg. The members of the board of directors of Mangrove II Management S.A. are Mark Tluszcz, Gerard Lopez and Hans-Jürgen Schmitz. Mangrove Capital Partners’ address is 31 Boulevard Joseph II, L-1840, Luxembourg.

(4)
Shares beneficially owned consist of 6,825,444 shares held by Bessemer Venture Partners VII L.P. and 1,110,534 shares held by Bessemer Venture Partners VII Institutional L.P. Deer VII & Co. L.P. is the general partner of these two entities and Deer VII & Co. Ltd. is the general partner of Deer VII & Co. L.P. J. Edmund Colloton, David J. Cowan, Byron B. Deeter, Robert P. Goodman, Jeremy S. Levine and Robert M. Stavis are the directors of Deer VII & Co. Ltd. and share voting and dispositive power over the shares held by the Bessemer Venture Partner Entities. Bessemer Venture Partners’ address is 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538.

(5)
Shares beneficially owned consist of 3,907,029 shares held by Benchmark Capital Partners VI, L.P. (“BCP VI”). Benchmark Capital Management Co. VI, L.L.C. (“BCMC VI”) is the general partner of BCP VI. BCMC VI’s managing members are Alexandre Balkanski, Matthew R. Cohler, Bruce W. Dunlevie, Peter H. Fenton, J. William Gurley, Kevin R. Harvey, Robert C. Kagle, Mitchell H. Lasky and Steven M. Spurlock. These individuals may be deemed to have shared voting and investment power over the shares held by BCP VI. The address for Benchmark Capital Partners BCP VI and BCMC VI is 2480 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(6)
Shares beneficially owned consists of 2,437,832 shares held by Insight Venture Partners VII L.P., 1,073,192 shares held by Insight Venture Partners (Cayman) VII L.P., 154,203 shares held by Insight Venture Partners VII (Delaware) L.P. and 56,428 shares held by Insight Venture Partners VII (Co-Investors) L.P (collectively, the “Insight VII Funds”). Insight Venture Associates VII, L.L.C. is the general partner of each of the Insight VII Funds. Insight Holdings Group, LLC is the manager of Insight Venture Associates VII, L.L.C. Jeff Horing, Deven Parekh and Peter Sobiloff are the members of the board of managers of Insight Holdings Group, LLC and share voting and dispositive control of the shares held by the Insight VII Funds. The foregoing is not an admission by Insight Ventures Associates VII, L.L.C. or Insight Holdings Group, LLC that it is the beneficial owner of the shares held by the Insight V Funds. The address of the Insight VII Funds is c/o Insight Venture Partners, 680 Fifth Avenue, 8th Floor, New York, NY 10019.

(7)
This information is based upon a Schedule 13G filed by T. Rowe Price Associates, Inc. (“T. Rowe Price”) with the SEC on February 12, 2014. Shares beneficially owned consist of 1,994,900 shares held by T. Rowe Price, a company incorporated and organized under the laws of the state of Maryland, United States.  T. Rowe Price is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.  T Rowe Price does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which T. Rowe Price serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. The address of T. Rowe Price is 100 E. Pratt Street, Baltimore, Maryland 21202, United States.

(8)
Consists of (i) 13,298,364 Ordinary Shares directly or beneficially owned by Wix’s directors and executive officers; and (ii) 2,593,485 Ordinary Shares constituting the cumulative aggregate number of options and restricted share units granted to the executive officers and directors which will have vested prior to July 17, 2014 have not been exercised as of May 18, 2014.

ITEM 1 – PROPOSAL TO REELECT ONE DIRECTOR

Background

Our Board of Directors currently has nine directors, including two external directors within the meaning of Israel’s Companies Law.  Ms. Atkins and Mr. Gutler are our two external directors.  Ms. Atkins and Messrs. Cohen, Fisher, Gutler, Horing, Saar and Tluszcz qualify as independent directors under the corporate governance standards of The NASDAQ Stock Market.  Each of Ms. Atkins and Mr. Gutler also is independent under the independence requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1943, as amended.  Under our Articles of Association, our directors (other than the external directors) are divided into three classes with staggered three-year terms.  At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election. Our directors are divided among the three classes as follows:

•	the Class I directors are Adam Fisher and Jeff Horing, and their terms expire at this meeting;

•	the Class II directors, are Yuval Cohen and Roy Saar, and their terms expire at our annual meeting of shareholders to be held in 2015; and

•	the Class III directors are Avishai Abrahami, Giora Kaplan and Mark Tluszcz, and their terms expire at our annual meeting of shareholders to be held in 2016.

You are being asked to re-elect our Class I director, Adam Fisher, whose term expires at this meeting.  Mr. Horing has elected not to stand for re-election at this meeting.

In accordance with Israel’s Companies Law, Mr. Fisher has certified to us that he meets all the requirements of Israel’s Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of Wix, taking into account the size and special needs of Wix.  Since our IPO in November 2013, all of our directors attended more than 75% of our Board meetings and more than 75% of the meetings of each of the committees of the Board on which they serve.

Nominee for Director

The nominating and corporate governance committee of our Board recommended that Mr. Fisher be re-elected to our Board as a Class I director at the Meeting.  Our Board approved this recommendation.

If re-elected at the Meeting, Mr. Fisher will serve until the 2017 annual general meeting of our shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with our Articles of Association or Israel’s Companies Law.  Mr. Fisher has advised us that he is willing to continue serving as a director if re-elected, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Mr. Fisher, the nominee for re-election as a Class I director, and for each of the other directors (who, as noted, are not up for election at the Meeting) is set forth below.

Adam Fisher has served as a member of our board of directors since November 2007. Since March 2007, Mr. Fisher has served as a partner at Bessemer Venture Partners, a venture capital firm, and is the founder of the firm’s investment practice in Herzliya, Israel.  From 1998 to 2007, Mr. Fisher was a partner at Jerusalem Venture Partners, a venture capital firm based in Israel.  Mr. Fisher is currently a member of the board of directors of several private Bessemer Venture Partners portfolio companies.  Mr. Fisher holds a B.S. (with honors) in Foreign Service from Georgetown University.

Class II Directors:

Yuval Cohen has served as a member of our board of directors since August 2013.  Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003, managing in excess of $400 million that invests in Israeli-related technology and industrial companies.  From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund.  Mr. Cohen currently serves as a director of several privately held portfolio companies of Fortissimo Capital and the chairman of the board of SodaStream International Ltd.  Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

Roy Saar has served as a member of our board of directors since January 2007.  Since 2011 Mr. Saar has been a consultant to Mangrove III Investment Fund, a European venture capital firm.  In 1998, he co-founded Sphera Corporation, a virtual servers technology vendor for SaaS providers.  In 2002, Mr. Saar co-founded RFcell Technologies Ltd., a wireless product and service provider in Israel.  Mr. Saar is currently a member of the board of directors of several private companies.  Mr. Saar holds a B.A. in Business Administration and Economy from Tel Aviv University.

Class III Directors:

Avishai Abrahami is our Co-Founder, and has served as our Chief Executive Officer since September 2010, was our Co-Chief Executive Officer and a director since October 2006, and has served as the Chairman of our Board since November 2013.  From 2004 to 2006, Mr. Abrahami was the Vice President of Strategic Alliances at Arel Communications & Software Ltd., a private Israeli company specializing in communication technology.  In 1998 he co-founded Sphera Corporation, a private company which develops software for managing data centers, and he served as its Chief Technology Officer from 1998 until 2000 and its Vice President of Product Marketing from 2000 until 2003.  In 1993, he co-founded AIT Ltd., a private Israeli software company, and served as its Chief Technology Officer until the company’s sale in 1997.  Mr. Abrahami served in the Israeli Defense Forces’ elite computer intelligence unit from 1990 until 1992.

Giora Kaplan is our Co-Founder, and has served as our Chief Technology Officer since March 2008, was our Co-Chief Executive Officer from 2006 to March 2008, and has served as one of our directors since 2006. From 2004 to 2006, he served as a technology and product management consultant to several start-up companies.  Mr. Kaplan was the founder and Chief Executive Officer of Promotix Technologies Ltd., an Internet advertising and publishing company, from 1999 to 2001. He also co-founded and served as Chief Technology Officer or Optimedia Ltd., an electronic and online publishing company, from 1992 to 1999.  Mr. Kaplan served in the Israeli Defense Forces’ elite computer intelligence unit from 1988 until 1991.

Mark Tluszcz has served as a member of the Company’s board of directors since June 2010.  Mr. Tluszcz is a Managing Partner and Co-Founder of Mangrove Capital Partners, a venture capital firm, since 2000.  Since that date, he has served as a director on its board of directors.  Mr. Tluszcz is currently a member of the board of directors of several private Mangrove Capital Partners portfolio companies.  Previously, Mr. Tluszcz was a partner for Arthur Anderson LLP in their business consulting practice, and he also led their European venture capital fund.

External Directors:

Betsy Atkins has served as a member of our board of directors since October 2013 and serves as an external director under the Companies Law.  Since January 2013, Ms. Atkins has served as the Chairman of Trapezoid Digital Security Services Corp, a digital security company focusing on hardware trust for enterprise and cloud environments.  From 2008 to 2009, Ms. Atkins served as Chief Executive Officer and Chairman of Clear Standards, Inc., which developed SaaS enterprise level software monitoring carbon emissions. Clear Standards, Inc., was sold to SAP AG in 2009.  From 1991 through 2008 Ms. Atkins served as Chief Executive Officer of Baja Ventures, an independent venture capital firm focused on the technology, renewable energy and life sciences industry.  Ms. Atkins currently serves on the board of directors of Polycom, Inc. where she is Chairman of the Compensation Committee, HD Supply Holdings, Inc., where she is a member of the Compensation Committee, and Schneider Electric, SA.  Ms. Atkins previously served on the boards of directors of Chico’s FAS, Inc. from 2004 to 2013; SunPower Corporation from 2005 to 2012; Reynolds American, Inc. from 2004 to 2010; and Towers Watson & Co. in 2010. Ms. Atkins holds a B.A. in English Literature and History from the University of Massachusetts at Amherst.

Ron Gutler has served as a member of our board of directors since August 2013 and serves as an external director under the Companies Law.  From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance.  Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust.  Mr. Gutler is currently a director of Psagot Investment House, Psagot Securities, Poalim Securities USA Inc., and a member of the Advisory Board of Poalim Real Estate, which is part of Poalim Capital Market Group. Mr. Gutler holds a B.A. in Economics and International Relations and an M.B.A., both from the Hebrew University in Jerusalem.

Proposal

The shareholders are being asked to re-elect Mr. Fisher as a Class I director for a term to expire at the 2017 annual general meeting of our shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with our Articles of Association or Israel’s Companies Law.

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, that Adam Fisher be re-elected as a Class I director, to serve until the 2017 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or Israel’s Companies Law.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board recommends a vote “FOR” the re-election of Mr. Fisher as a Class I director for a term to expire at the 2017 annual general meeting.

ITEM 2 - PROPOSAL TO ADOPT EXECUTIVE AND DIRECTOR COMPENSATION POLICIES

Background

Pursuant to Israel’s Companies Law, all public Israeli companies, including companies whose shares are only publicly-traded outside of Israel, such as Wix, are required to adopt a written compensation policy for their executives and directors, which addresses certain items prescribed by Israel’s Companies Law.  In accordance with Israeli law, following an initial public offering (IPO), a company is required to adopt within nine months of the date the company becomes a public company.  In the case of Wix, the deadline for adopting the policy is August 2014, nine months after its IPO in November 2013.

Pursuant to Israel’s Companies Law, the adoption, amendment and restatement of the policy is to be recommended by the Compensation Committee and approved by the Board and shareholders.

In accordance with the requirements, our Compensation Committee reviewed and adopted written compensation policies for our executives and directors, which address the items prescribed by Israel’s Companies Law.  Copies of the proposed compensation policies for executives and directors are attached as Annexes A and B to the proxy statement.  Our Board subsequently approved the policies and recommended that they be adopted by the shareholders.

Proposal

The shareholders are being requested to adopt the following resolutions:

RESOLVED, to adopt Wix.com Ltd.’s Executive Compensation Policy in the form attached as Annex A hereto.

FURTHER RESOLVED, to adopt Wix.com Ltd.’s Directors Compensation Policy in the form attached as Annex B hereto.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolutions to approve the Executive Compensation Policy and Directors Compensation Policy.  In addition, the shareholders’ approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the Executive Compensation Policy and/or the Directors Compensation Policy, not taking into consideration abstentions, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the approval of the Executive Compensation Policy and/or the Directors Compensation Policy.

Board Recommendation

The Board recommends a vote “FOR” the approval of the executive and director compensation policies.

ITEM 3 – PROPOSAL TO APPROVE THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT PUBLIC ACCOUNTANTS; REVIEW AND DISCUSSION OF
OUR 2013 CONSOLIDATED FINANCIAL STATEMENTS

Background

Our Audit Committee and Board of Directors have appointed Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for 2014.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2012	2013
	(in thousands of U.S. dollars)
Audit fees(1)	$57	745
Audit-related fees(2)	---	6
Tax fees(3)	25	24
Total	$82	775
______________

(1)
“Audit fees” include fees for services performed in connection with the Company’s annual audit for 2012 and 2013, certain procedures regarding the Company’s quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

(2)	“Audit-related fees” include fees for services performed in connection with the Registration Statement on Form F-1 for the Company’s initial public offering.

(3)	“Tax fees” include fees for professional services rendered by the auditors for tax compliance and tax advice on actual or contemplated transactions.

Representatives of Kost Forer Gabbay & Kasierer will attend the Meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the Meeting.  In accordance with Section 60(b) of Israel’s Companies Law, you are invited to discuss our 2013 consolidated financial statements, and questions regarding the consolidated financial statements may be addressed to us or to our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2013, including our 2013 audited consolidated financial statements, is available on our website at http://investors.wix.com/annuals-proxies.cfm.  To have a printed copy mailed to you, please contact us at Wix’s executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, tel: +972-3-545-4900, email: ir@wix.com.

Proposal
We are proposing to adopt the following resolution:

RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Wix.com Ltd.’s independent public accountants for 2014 be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

Board Recommendation

The Board recommends a vote “FOR” the ratification of the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2014.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement.  If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the company.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F filed with the SEC on March 20, 2014 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.wix.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors, AVISHAI ABRAHAMI Chairman of the Board of Directors

Dated: May 19,2014

Annex A

Wix.com Ltd.
Executive Compensation Policy

Compensation Policy – Executives

1.	Introduction

The purpose of the Wix.com Ltd. (“Wix”) Compensation Policy – Executives (the “Policy”) is to describe Wix’s overall compensation strategy for its office holders (as defined in Israel’s Companies Law, 5759-1999 (the “Companies Law”)) other than non-employee directors (the “Executives”), and to provide guidelines for setting the compensation of its Executives.  The Policy is adopted in accordance with the requirements of the Companies Law.

This Policy applies to compensation agreements and arrangements with Executives that are adopted after the effective date of this Policy.

All compensation arrangements of Executives are to be approved in the manner prescribed by applicable law as in effect at the time the arrangement is entered into.  Any relief or exemption from applicable rules governing this Policy that become effective after the effective date of this Policy shall be deemed incorporated by reference into this Policy unless determined otherwise by the Compensation Committee of the Board of Directors (the “Compensation Committee”).

It is hereby clarified that nothing in this Policy shall be deemed to grant any of the Executives or employees or any third party any right or privilege in connection with their employment by, or engagement with, Wix.  Such rights and privileges shall be governed by the respective personal employment or engagement agreements (as applicable).

2.	Compensation Committee Independence

The Compensation Committee will be composed of at least three members of the Board of Directors and comply with the composition and independence rules of the Companies Law and The NASDAQ Stock Market (“NASDAQ”) as in effect from time to time.

3.	Overall Strategy

Wix believes that strong, effective leadership is fundamental to its continued growth and success in the future.  This requires the ability to attract, retain, reward and motivate highly-skilled Executives; Executives with the competencies needed to excel in a rapidly changing marketplace and to continually motivate their employees.

The Policy is intended to align the need to incentivize Executives to succeed in achieving their goals and the need to assure that the compensation structure meets Wix’s interests and its overall financial and strategic objectives.

The Policy is also designed to offer Executives a compensation package that is competitive with other companies in Wix’s industry and jurisdictions of operation.

In support of this goal, Wix’s executive compensation practices are designed to meet the following objectives:

•
ensure that the interests of the Executives are closely aligned with the interests of Wix’s shareholders and emphasize equity pay and long-term incentives so that Executives have an interest in Wix’s sustained growth and success;

•	motivate the Executives to achieve results with integrity and fairness without encouraging excessive risk taking;

•	support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in the short- and long-term, and recognizes Wix’s company values; and

•	balance rewards for both short-term and long-term results to ensure sustained business performance over time.

4.	Factors for Examining Compensation Terms

In setting the compensation of an Executive, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the education, qualifications, professional experience, seniority and accomplishments of the Executive;

•	the Executive’s position, responsibilities and prior compensation arrangements;

•	data of other NASDAQ and NYSE peer companies (including U.S.-based companies), including companies in the industry and/or geographic market, and compensation for comparably situated executives;

•	the Executive’s expected contribution to Wix’s future growth, profitability and stability;

•	the degree of responsibility imposed on the Executive;

•	the need to retain Executives who have relevant skills, know-how or unique expertise;

•	accounting and tax considerations and implications;

•
the relation between the employment terms of the Executive and the average and median salary of Wix’s employees and contractors in the geographic market in which the Executive operates, as well as whether such variation would have an effect on employee relations; and

•	any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules from time to time.

The Compensation Committee and Board of Directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist in preparing, collecting and analyzing applicable wage surveys and other relevant data; framing the appropriate parameters to be considered; and evaluating the different parameters.

5.	Compensation Terms of Executives

Wix intends to provide fair, competitive and equitable compensation for its Executives by combining several compensation elements.  Taking into account the parameters set forth in Item 4 of the Policy, the compensation package of Wix’s Executives shall generally combine all or a portion of the following items:

•	base salary;

•	cash bonus (annual or special);

•	equity-based long-term incentives;

•	general benefits;

•	retirement and termination of service arrangements; and

•	change of control special arrangements.

Wix believes that a significant portion of its Executives’ compensation should be variable based on company’s results.

The value of the variable compensation components (consisting of cash bonuses and equity-based long-term incentives) shall not be less than 40% of an Executive’s total compensation package on an annual basis.

In setting the compensation of Executives employed by a subsidiary of Wix, references in the Policy to Wix shall also include such subsidiary, to the extent applicable in the relevant context.

In the event that the services of the Executive are provided via a personal management company and not by the Executive directly as an employee of Wix, the fees paid to such personal management company (or unincorporated legal person) shall reflect, to the extent determined by Wix in the applicable service agreement, compensation items in accordance with the guidelines of the Policy.

A.	Base Salary

Base salary is a fixed, cash component of overall compensation.  Base salary ranges are designed to account for varying responsibilities, experience and performance levels.  In determining the base salary of each Executive, the Compensation Committee and the Board of Directors shall take into account the factors described in this Policy, including, without limitation, comparative market data and practices of peer companies and compensation for comparably situated executives.

A competitive base salary is essential to Wix’s ability to attract and retain highly skilled professionals in the long term, hence Wix will seek to establish a base salary that is competitive with the base salaries paid by peer group companies to comparable Executives, while considering, among others, Wix’s size, performance and field of operation and the geographical location of the Executive employed, as well as the Executive’s personal and professional skills.  The base salary is reviewed and may be adjusted periodically based on the variety of factors mentioned in this Policy, including the executive’s performance and the company’s performance.

B.	Annual Cash Bonus

Overview.  Executives may be incentivized through an annual bonus program that sets performance targets based on their role and scope.  Actual payments may be driven by the business and/or individual performance vis-à-vis the respective performance targets.

The performance targets and the maximum annual bonus payable to each Executive (other than the Chief Executive Officer) shall be presented and recommended by Wix’s Chief Executive Officer and reviewed and approved by the Compensation Committee and the Board of Directors.

Any annual bonus of the Chief Executive Officer approved after the effective date of this Policy shall be determined annually based on the results of Wix.  The formula for calculating the annual bonus shall be approved by the Compensation Committee, the Board of Directors and Wix’s shareholders.

The Compensation Committee and the Board of Directors shall not have discretion to reduce the amount of the annual bonus payable to Executives.

Criteria.  A significant portion of the annual bonus, not less than 75%, shall be determined based on measureable criteria.  A smaller portion of the annual bonus, not to exceed 25%, may be based on non-measureable criteria and should be determined at the Chief Executive Officer’s discretion subject to any approvals as may be required by law, taking into account the Executive’s contribution to Wix.

Examples of measurable criteria that will be considered include, without limitation:

•	financial results (e.g. collections, revenues, pre-tax profits);

•	number of free or premium users; and

•	other key performance indicators.

Examples of non-measurable criteria that will be considered include, without limitation:

•	contribution to Wix’s business, profitability and stability;

•	the need to retain an Executive with skills, know-how or unique expertise;

•	the responsibility imposed on the Executive;

•	changes that occurred in the responsibility imposed on the Executive during the year;

•	performance satisfaction, including assessing the degree of involvement of the Executive and devotion of efforts in the performance of his duties);

•	assessment of the Executive’s ability to work in coordination and cooperation with other employees; and

•	the contribution to appropriate control environment and ethical environment.

The maximum annual cash bonuses payable to an Executive shall not exceed 24 months’ base salary.

Special Bonuses.  In addition to the annual bonus, the Compensation Committee and the Board of Directors (and the shareholders if required by applicable law) may elect upon the recommendation of the Chief Executive Officer (or the Compensation Committee in the case of a bonus payable to the Chief Executive Officer) to pay certain Executives special cash bonuses in recognition for their special contribution to key transactions and events in the company’s lifecycle.  The maximum special cash bonus payable to an Executive shall not exceed 12 months’ base salary.

Signing Bonus.  In the event of hiring a new Executive, the Compensation Committee and the Board of Directors may elect upon the recommendation of the Chief Executive Officer to pay a signing bonus.  The maximum cash signing bonus payable to an Executive shall not exceed 12 months’ entry base salary.

Payout in Cash or Equity Based Compensation. The Compensation Committee and the Board of Directors will have full discretion to convert all or a portion of an Executive’s annual cash bonus into share options, restricted shares or restricted share units and to determine their vesting and other terms.

Partial Bonus Payout. Subject to the conditions and limitations of this Item 5.B, an Executive that is employed or provides services to Wix for only a portion of any year may be entitled to receive the pro-rata portion of any bonus described above, based on the portion of the calendar year the Executive was employed or provided services.

C.	Equity-Based Compensation

Overview.  The Compensation Committee and the Board of Directors may grant to Executives equity-based compensation in any form permitted under Wix’s equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”), including, without limitation, share options, restricted shares, restricted share units (RSUs) and participation in employee stock purchase programs (ESPP).  All grants of equity-based compensation to the Chief Executive Officer (or other Executive of Wix that is a member of Wix’s Board of Directors) following the effective date of this Policy shall be approved in the manner prescribed by the Companies Law.

Equity Award Terms. The Compensation Committee and the Board of Directors (and the shareholders to the extent prescribed by the Companies Law) shall set the terms of award grants to Executives in accordance with the terms of the Equity Incentive Plans, including, without limitation, the exercise price, vesting schedule, term, the period of time for which an award is to remain exercisable and dividend adjustments.

Vesting.  All equity-based incentives granted to Executives shall be subject to vesting periods in order to promote long-term retention of the awarded Executives.  Generally, grants to Executives shall vest gradually over a period of no less than 3 years, in the aggregate.  In accordance with the Equity Incentive Plans, the terms of the awards may provide for the acceleration of vesting upon a change of control of Wix and/or the achievement of performance targets as set forth in the respective award agreement.

Value of Equity-Based Compensation.  The maximum annual value for equity-based compensation granted to an Executive shall not exceed $1.5 million per year. The annual value of the equity-based component shall be calculated at the time of grant (in the same manner valued for purposes of the financial statements) divided equally over the period of vesting (e.g., if the vesting period is 4 years, 25% of the value shall be attributable to each of the four years).

The Compensation Committee and the Board of Directors shall not have discretion to limit, at the time of exercise, the value of equity-based compensation that was granted.

D.	Clawback Policy

To reflect sound corporate governance, Wix’s clawback policy relating to Executive compensation allows for the recovery of all or a portion of any compensation paid to an Executive that was paid on the basis of financial data included in Wix’s financial statements in any of the prior three fiscal years that were found to be inaccurate and were subsequently restated.

In such event, Wix will seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the revised financial data included in the restated financial statements.

Notwithstanding the above, the compensation recovery will not be triggered in the following events:

•	the restatement of the financial statements is required due to changes in the applicable financial reporting standards; or

•
the Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient or not in the best interest of the company.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such clawback from time to time.

E.	General Benefits

The following benefits may be granted to the Executives:

•	paid vacation days;

•	paid sick days;

•	recuperation pay according to applicable law;

•	employer contribution to an education fund (including, payment of such contribution or any portion thereof, directly to the Executive);

•	employer contribution to an insurance policy or a pension fund for severance and pension (including, payment of such contribution or any portion thereof, directly to the Executive);

•	employer contribution towards work disability insurance; and

•	D&O indemnification, insurance and exculpation to the maximum permitted by applicable law, as amended from time to time.

Executives that are based outside of Israel may receive similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

In addition, Wix may offer additional benefits to the Executives, including, without limitation, telecommunication and electronic devices and communication expenses, company car and travel benefits, reimbursement of business travel (including a daily per diem when traveling and other business related expenses), reimbursement of relocation and related expenses, “runoff” and other insurances, newspaper subscriptions, periodic medical examinations, holiday and special occasion gifts, academic and professional studies.  For the avoidance of doubt, the grant of registration rights to an Executive shall not be deemed an employment benefit for any purpose.

F.	Retirement and Termination of Service Arrangements

The Compensation Committee and the Board may provide Executives with the following rights in connection with retirement and termination of service arrangements:

Advanced Notice Period and Adjustment Period. Wix provides in the employment agreements of each of its Executives for a mutual advance notice period that does not exceed 6 months.  In addition, the Compensation Committee and the Board of Directors may elect to make an adjustment period payment (beyond the contractual advance notice period), to a departing Executives dismissed by Wix in circumstances that do not constitute “cause”, in an amount that does not exceed 3 months’ base salary of the departing Executive.

Additional Retirement and Termination Benefits.  Wix may provide additional retirement and termination benefits and payments as may be required by applicable law (e.g., mandatory severance pay under applicable labor laws) or a payment in consideration for the Executive’s agreement not to solicit Wix’s employees, customer and suppliers and/or not to compete with Wix for a defined period of time post-employment.

In determining the retirement and termination terms, the Compensation Committee and the Board shall take into account different criteria, including the following:

•	the length of employment of the Executive;

•	the Executive’s performance during his or her employment;

•	Wix’s performance during the Executive’s term of employment and the Executive’s contribution to such company performance;

•	the circumstances surrounding the termination of employment of the Executive, such as relocation of the Executive and availability of suitable executive positions; and

•	whether separation payments are customary in the industry or geographic market or sector in which the Executive is employed.

The maximum additional retirement and termination benefits payable to an Executive (including any advance notice period and adjustment period as set forth above) shall not exceed 15 months of the Executive’s base salary.

G.	Change of Control Special Arrangements

In addition to the benefits applicable in the case of any retirement or termination of service, as described above, the Compensation Committee and the Board of Directors may determine that an Executive shall be entitled to the following benefits in the event his/her employment is terminated or adversely adjusted in a material way following the occurrence of an event that constitutes a change of control of Wix:

•	acceleration of vesting of outstanding options and other equity awards;

•	extension of advance notice period by up to 9 months (in addition to the advance notice period in effect prior to the change of control);

•	payment of severance pay for an additional period of up to 15 months; and

•	extension of the exercise period of options and other equity awards held by Executives for a period of up to 24 months following the date of employment termination.

H.	Indemnification, Insurance and Exculpation of Executives

Wix may indemnify, insure and exculpate the Executives to the full extent permitted by applicable law from time to time, including by entering into indemnification, insurance and exculpation agreements with each of the Executives; provided, that without the approval of Wix’s shareholders, the maximum coverage for D&O liability insurance shall not exceed $80 million (and $20 million in the case of side A coverage).

6.	Recommendation, Review and Approval of Policy

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be indefinite.  However, the Compensation Committee shall recommend to the Board of Directors and shareholders, at least once every three years, to amend or restate the Policy.

Adopted and Effective as of ________, 2014

Annex B

Wix.com Ltd.
Directors Compensation Policy

Compensation Policy – Directors

1.	Introduction

The purpose of the Wix.com Ltd. (“Wix”) Compensation Policy – Directors (the “Policy”) is to describe Wix’s overall compensation strategy for the non-employee members of its Board of Directors (the “Directors”), and to provide guidelines for setting the compensation of its Directors.  The Policy is adopted in accordance with the requirements of Israel’s Companies Law, 5759-1999 (the “Companies Law”).

This Policy applies to compensation agreements and arrangements with Directors that are adopted after the effective date of this Policy.

All compensation arrangements of Directors are to be approved in the manner prescribed by applicable law as in effect at the time the arrangement is entered into.  Any relief or exemption from applicable rules governing this Policy that becomes effective after the effective date of this Policy shall be deemed incorporated by reference into this Policy unless determined otherwise by the Compensation Committee of the Board of Directors (the “Compensation Committee”).

It is hereby clarified that nothing in this Policy shall be deemed to grant any of the Directors, whether or not a Wix employee, or any third party any right or privilege in connection with their employment by, or engagement with, Wix.  Such rights and privileges shall be governed by the respective personal employment or engagement agreements (as applicable).

2.	Compensation Committee Independence

The Compensation Committee will be composed of at least three members of the Board of Directors and comply with the composition and independence rules of the Companies Law and The NASDAQ Stock Market (“NASDAQ”) as in effect from time to time.

3.	Overall Strategy

Wix believes that strong, effective leadership is fundamental to its continued growth and success in the future.  This requires the ability to attract, retain, reward and motivate highly-skilled Directors.

The Policy is intended to align the need to incentivize Directors to succeed in achieving their goals and the need to assure that the compensation structure meets Wix’s interests and its overall financial and strategic objectives.

The Policy is also designed to offer Directors a compensation package that is competitive with other companies in Wix’s industry and jurisdiction of operation.

In support of this goal, Wix’s Director compensation practices are designed to meet the following objectives:

•
ensure that the interests of the Directors are closely aligned with the interests of Wix’s shareholders and emphasize equity pay and long-term incentives so that Directors have an interest in Wix’s sustained growth and success;

•	motivate the Directors to achieve results with integrity and fairness without encouraging excessive risk taking;

•	support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in the short and long-term, and recognizes Wix’s company values; and

•	balance rewards for both short-term and long-term results to ensure sustained business performance over time.

4.	Factors for Examining Compensation Terms

In setting the compensation of a Director, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the education, qualifications, professional experience, seniority and accomplishments of the Director;

•	the Director’s position, responsibilities and prior compensation arrangements;

•	data of other NASDAQ peer companies (including U.S.-based companies), including companies in the industry and/or geographic market, and compensation for comparably situated Directors;

•	the Director’s expected contribution to Wix’s future growth, profitability and stability;

•	the degree of responsibility imposed on the Director;

•	the need to retain Directors who have relevant skills, know-how or unique expertise;

•	accounting and tax considerations and implications;

•
the relation between the engagement terms of the Director and the average and median salary of Wix’s employees and contractors, as well as whether such variation has an effect on employment relations; and

•	any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules from time to time.

The Compensation Committee and Board of Directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist in preparing, collecting and analyzing applicable wage surveys and other relevant data; framing the appropriate parameters to be considered; and evaluating the different parameters.

5.	Compensation Terms of Directors

A.	Annual Retainer and Per Meting Fees

All Directors, excluding the External Directors (as defined in the Companies Law), shall be entitled to compensation, as shall be determined from time to time and approved by the Compensation Committee, the Board of Directors and the Company's shareholders, based on the Director’s relevant skills and experience, not to exceed, on an annual basis, the total compensation payable annually to the Company’s External Directors.

All External Directors are to be paid an annual cash retainer and per meeting fee in accordance with Israel’s Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000 (the “Directors Fee Regulations”).

Wix may elect to pay greater director fees to professional External Directors (within the meaning of the Companies Law) in accordance with the Directors Fee Regulations.

In addition, subject to the Directors Fee Regulations (as applicable), all Directors may be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and committees thereof and travelling on behalf of Wix consistent with Wix policy regarding such matters.

B.	Equity-Based Compensation

Overview. The Compensation Committee, the Board of Directors and the shareholders may grant to Directors equity-based compensation in any form permitted under Wix’s equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”), including, without limitation, share options, restricted shares, restricted share units (RSUs) and participation in employee stock purchase programs (ESPP).  All grants of equity-based compensation to Directors following the effective date of this Policy shall be approved in the manner prescribed by the Companies Law.

Equity Award Terms. The Compensation Committee, the Board of Directors and the shareholders shall approve the terms of award grants to Directors in accordance with the terms of the Equity Incentive Plans, including, without limitation, the exercise price, vesting schedule, term, the period of time for which an award is to remain exercisable and dividend adjustments.

Vesting.  All equity-based incentives granted to Directors shall be subject to vesting periods in order to promote long-term retention of the awarded Directors.  Generally, grants to Directors shall vest gradually over a period of no less than 3 years.  In accordance with the Equity Incentive Plans, the terms of the awards may provide for the acceleration of vesting upon a change of control of Wix and/or the achievement of performance targets as set forth in the respective award agreement.

Value of Equity-Based Compensation.  The maximum annual value for equity-based compensation granted to a Director shall not exceed $0.5 million. The annual value of the equity-based component shall be calculated at the time of grant (in the same manner valued for purposes of the financial statements) divided equally over the period of vesting (e.g., if the vesting period is three years, 33.33% of the value shall be attributable to each of the three years).

The Compensation Committee and the Board of Directors shall not have discretion to limit, at the time of exercise, the value of equity-based compensation that was granted.

The value of the variable compensation components (consisting of equity-based long-term incentives) shall reflect not less than 40% of a Director’s total compensation package on an annual basis.

C.	Benefits

The Directors shall be entitled to D&O indemnification, insurance and exculpation to the maximum permitted by applicable law.

In addition, Wix may offer additional benefits to the Directors, including, without limitation, telecommunication and electronic devices and communication expenses and “runoff” and other insurances. For the avoidance of doubt, the grant of registration rights to a Director shall not be deemed a service benefit for any purpose.

6.	Clawback Policy

To reflect sound corporate governance, Wix’s clawback policy relating to Director compensation allows for the recovery of all or a portion of any compensation paid to a Director that was paid on the basis of financial data included in Wix’s financial statements in any of the prior three fiscal years that were found to be inaccurate and were subsequently restated.

In such event, Wix will seek reimbursement from the Directors to the extent such Directors would not have been entitled to all or a portion of such compensation, based on the revised financial data included in the restated financial statements.

Notwithstanding the above, the compensation recovery will not be triggered in the following events:

•	the restatement of the financial statements is required due to changes in the applicable financial reporting standards; or

•
the Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient, or not in the best interest of the company.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such clawback from time to time.

7.	Change of Control Special Arrangements

The Compensation Committee and the Board of Directors may determine that a Director shall be entitled to the following benefits in the event his/her service is terminated or adversely adjusted in a material way following the occurrence of an event that constitutes a change of control of Wix:

•	acceleration of vesting of outstanding options and other equity awards; and

•	extension of the exercise period of options and other equity awards held by Directors for a period of up to 24 months following the date of service termination.

8.	Indemnification, Insurance and Exculpation of Directors

Wix may indemnify, insure and exculpate the Directors to the full extent permitted by applicable law from time to time, including by entering into indemnification, insurance and exculpation agreements with each of the Directors; provided, that without the approval of Wix’s shareholders, the maximum coverage for D&O liability insurance shall not exceed $80 million (and $20 million in the case of side A coverage).

9.	Recommendation, Review and Approval of Policy

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be indefinite.  However, the Compensation Committee shall recommend to the Board of Directors and shareholders, at least once every three years, to amend or restate the Policy.

Adopted and Effective as of ________, 2014